Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

.. Skłodowskiej-Curie 48
.-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	3 December 2003	No of sheets:	2

Announcement also provided to required statutory authorities

Current report 58/2003

The Management Board of KGHM Polska Miedź S.A. announces that, for the purpose of preparing an anticipated energy investment project, a subsidiary of KGHM Polska Miedź S.A. - Energetyka Sp. z o.o. - signed two agreements on 1 December 2003 with the company Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna with its registered head office in Warsaw (hereafter known as PGNiG), whose subject is the supply of gas by PGNiG S.A. for the purpose of electrical and heating energy production by Energetyka Sp z o.o. in steam/gas plants, which will be situated in Polkowice and in Żukowice.

In accordance with the „Development Strategy of KGHM Polska Miedź S.A. and of the Capital Group in the years 2002 – 2006, and assumptions to the strategy to the year 2016" - approved by the Management Board of the Company and confirmed by the Supervisory Board of the Company in November 2002 - one of the three main strategic aims, being an increase in the value of the mining/metallurgical/processing assets held by the Company, will be realised among others by an investment in power. The strategy also assumes that the Capital Group will maintain equity stakes in those companies of the Group which have an impact on lowering costs and which effectively support the core business.

Both of the agreements signed on 1 December 2003 between Energetyka Sp. z o.o. and PGNiG S.A. meet the criteria for treating them as significant agreements as outlined in §5, section 1, point 3 of the Ruling of the Council of Ministers dated 16 October 2001 in the matter of current and periodic information published by issuers of securities, due to the fact of the value of each of these agreements exceed 10% of the shareholders' funds of KGHM Polska Miedź S.A. The total estimated value per year of both of the agreements is on the order of 5% of the shareholder's funds of KGHM Polska Miedź S.A.

The total estimated amount of gas which will be supplied by PGNiG S.A. on the basis of both agreements entered into by Energetyka Sp. z o.o., during the lifetime of the agreements, amounts to approximately 10 billion m³ of gas. This gas will be obtained from natural gas supplies located in Poland.

These agreements shall be in force for a period 20 years from the date they are entered into, calculated as the date on which commercial exploitation of the power plants to be built is initiated. The supply of gas is expected to begin on 1 December 2007 in the case of investments in Polkowice and 1 June 2007 in the case of investments in Żukowice.

Legal basis:
(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)




DYREKTOR NACZELNY
Inwestorskich
Andrzej Kowalczyk